Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

VOLUNTARY ANNOUNCEMENT IN RELATION TO FINANCE LEASE

This announcement is made by Kingsoft Cloud Holdings Limited (the “Company”) on a voluntary basis and in accordance with the terms of the finance lease agreements.

The board of directors of the Company (the “Board”) announces that Yangtze United Financial Leasing Co., Ltd. has agreed to provide finance lease service (the “Proposed Transaction”) to Kingsoft Cloud (Qingyang) Data Information Technology Co., Ltd. (“Kingsoft Cloud QY”) (a consolidated affiliated entity of the Company) by way of sale and leaseback of certain servers with the total amount of finance lease principal of RMB500 million for a term of three years, with guarantee provided by Beijing Kingsoft Cloud Network Technology Co., Ltd., a consolidated affiliated entity of the Company and the parent company of Kingsoft Cloud QY (the “Guarantee”). The annual interest rate is approximately 3.88%.

The Company believes that the Proposed Transaction will extend the Company’s financing channels, enhance the liquidity source, and optimize the capital structure of the Company by replenishing its working capital.

As at the date of this announcement, the Proposed Transaction and the Guarantee do not constitute notifiable transactions or connected transactions under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director
and acting Chief Executive Officer

Hong Kong, January 6, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director, Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.